Exhibit F

Elkhorn Securities LLC
Balance Sheet
As of December 31, 2013

Dec 31, 13

ASSETS
Current Assets
Checking/Savings
1000 · Cash & Investments
1020 · Checking - Northern Trust	100,001.23
Total 1000 · Cash & Investments	100,001.23

Total Checking/Savings	100,001.23

Total Current Assets	100,001.23

TOTAL ASSETS	100,001.23

LIABILITIES & EQUITY
Equity
3000 · Member Equity
3013 · Member Equity - ECG	100,000.00

Total 3000 · Member Equity	100,000.00

Net Income	1.23

Total Equity	100,001.23

TOTAL LIABILITIES & EQUITY	100,001.23

Elkhorn Securities LLC
Profit & Loss
February 28 through December 31, 2013

Feb 28 - Dec 31, 13
Expense
7910 · Interest Income	-1.23
Total Expense	-1.23
Net Income	1.23